SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 11)*

                Universal Health Services, Inc.
                        (Name of Issuer)

        Class B Common Stock, Par Value $0.01 per Share
                 (Title of Class of Securities)

                            913903100
                         (Cusip Number)

                        W. Robert Cotham
                   201 Main Street, Suite 2600
                     Fort Worth, Texas 76102
                         (817) 390-8400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        July 18, 1994
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 631,700 shares, which constitutes approximately 4.8% of the 13,027,917 shares that the Issuer reported to be outstanding in its most recent quarterly or annual report filed with the Securities and Exchange Commission pursuant to the Act.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 252,200 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 252,200 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     252,200


12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 1.9%


14.  Type of Reporting Person: 00 - Trust

- ----------
(1)  Power is exercised through its sole trustee, Perry R. Bass.

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 252,200 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 252,200 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     252,200 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 1.9%


14.  Type of Reporting Person: IN

- ----------
(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust.

1.   Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     252,200 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 1.9%


14.  Type of Reporting Person: IN

- ----------
(1)  Solely in her capacity as one of two trustors of The Bass
     Management Trust.

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds:  00 - Trust Funds

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 314,125 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting 9.   Sole Dispositive Power: 314,125 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     314,125 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 2.4%


14.  Type of Reporting Person: 00 - Trust

- ----------
(1)  Power is exercised through one of its Trustees and its sole
     Trustor, Sid R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds:  Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6. Citizenship or Place of Organization: Sid R. Bass is a citizen of the United States of America


              7.   Sole Voting Power: 314,125 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 314,125 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     314,125 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /


13.  Percent of Class Represented by Amount in Row (11): 2.4%


14.  Type of Reporting Person: IN

- ----------
(1)  Solely in his capacity as a Trustee of the Sid R. Bass
     Management Trust and by virtue of his ability to revoke same.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds:  PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6. Citizenship or Place of Organization: Lee M. Bass is a citizen of the United States of America


              7.   Sole Voting Power: 65,375
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 65,375
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     65,375

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /


13.  Percent of Class Represented by Amount in Row (11): 0.5%


14.  Type of Reporting Person: IN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 31, 1991, as amended by Amendment No.
1 dated November 13, 1991, Amendment No. 2 dated January 24, 1992, Amendment No. 3 dated July 13, 1992, Amendment No. 4 dated October 5, 1992, Amendment No. 5 dated October 16, 1992, Amendment No. 6 dated December 1, 1992, Amendment No. 7 dated June 11, 1993, Amendment No. 8 dated November 29, 1993, Amendment No. 9 dated December 15, 1993, and Amendment No. 10 dated March 10, 1994 (the "Schedule 13D"), relating to the Class B Common Stock, par value $0.01 per share of Universal Health Services, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change

Item 2.   IDENTITY AND BACKGROUND.

     Paragraph (a) of Item 2 hereby is amended by adding at the end thereof the following:

     As a result of occurrences since the last filing on Schedule
13D, Lee M. Bass ("LMB") shall be a Reporting Person with respect to this filing on Schedule 13D.

     Paragraphs (b) and (c) of Item 2 hereby are amended to add information with respect to LMB as follows:

     (b)-(c)

     LMB

     LMB's principal occupation or employment is serving as President of Lee M. Bass, Inc. ("LMB, Inc."). LMB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     LMB, Inc. is a Texas corporation. LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 hereby is amended in its entirety to read as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     BMT             Trust Funds(1)         $29,815,777.70(2)

     PRB             Not Applicable         Not Applicable

     NLB             Not Applicable         Not Applicable

     SRBMT           Trust Funds (1)        $ 7,745,767.29 (3)

     SRB             Not Applicable         Not Applicable

     LMB             Personal Funds (4)     $12,966,393.45 (5)

    (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes.
None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

    (2) This figure represents the total amount expended by BMT for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect BMT's current net investment in shares of the Stock. BMT has recouped through sales its entire investment in shares of the Stock.

    (3) This figure represents the total amount expended by SRBMT for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect SRBMT's current net investment in shares of the Stock. SRBMT's current aggregate net investment in shares of the Stock is $5,713,114.23.

    (4) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

    (5) This figure represents the total amount expended by LMB for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect LMB's current net investment in shares of the Stock. LMB's current aggregate net investment in shares of the Stock is $425,316.51.


Item 4.  PURPOSE OF TRANSACTION.

    No material change

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Paragraphs (a)-(c) of Item hereby are amended in their entireties, to read as follows:

    (a)

    BMT

    The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 under the Act, is 252,200, which constitutes approximately 1.9% of the outstanding shares of the Stock.

    PRB

    Because of his positions as Trustee and a Trustor of BMT, PRB may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 252,200 shares of the Stock, which constitutes approximately 1.9% of the outstanding shares of the Stock.

    NLB

    Because of her position as a Trustor of BMT, NLB may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 252,200 shares of the Stock, which constitutes approximately
1.9% of the outstanding shares of the Stock.

    SRBMT

    The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 under the Act, is 314,125, which constitutes approximately 2.4% of the outstanding shares of the Stock.

    SRB

    Because of his position as a Trustee of SRBMT and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 314,125 shares of the Stock, which constitutes approximately 2.4% of the outstanding shares of the Stock.

    LMB

    The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 under the Act, is 65,375, which constitutes approximately 0.5% of the outstanding shares of the Stock.

    To the best of the knowledge of each of the Reporting Persons, other than is set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

    (b)

    BMT

    Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 252,200 shares of the Stock.

    PRB

    In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 252,200 shares of the Stock.

    NLB

    NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

    SRBMT

    Acting through SRB, one of its Trustees, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 314,125 shares of the Stock.

    SRB

    As a Trustee and Trustor of SRBMT, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 314,125 shares of the Stock.

    LMB

    LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 65,375 shares of the Stock.

    (c) During the past 60 days, the Reporting Persons have purchased and sold shares of the Stock in open market transactions on the New York Stock Exchange, as follows:

    REPORTING            NO. OF SHARES PURCHASED(P)  PRICE PER
    PERSON        DATE         OR SOLD(S)              SHARE

    BMT        05/20/94          2,000 (P)          $  26.65
    BMT        06/01/94         30,400 (S)             26.07
    BMT        06/02/94          2,200 (S)             25.94
    SRBMT      06/02/94         18,500 (S)             25.94
    BMT        06/21/94          5,600 (S)             26.44
    SRBMT      06/21/94          6,900 (S)             26.44
    BMT        06/28/94         20,100 (P)             25.31
    BMT        06/28/94            800 (P)             25.59
    SRBMT      06/28/94         25,300 (P)             25.31
    SRBMT      06/28/94          1,000 (P)             25.59
    LMB        06/28/94          4,600 (P)             25.31
    LMB        06/28/94            200 (P)             25.59
    BMT        06/29/94          1,200 (P)             26.32
    SRBMT      06/29/94          1,525 (P)             26.32
    LMB        06/29/94            275 (P)             26.32
    BMT        06/30/94            800 (P)             26.09
    SRBMT      06/30/94          1,000 (P)             26.09
    LMB        06/30/94            200 (P)             26.09
    BMT        07/07/94            800 (P)             26.44
    SRBMT      07/07/94          1,000 (P)             26.44
    LMB        07/07/94            200 (P)             26.44
    BMT        07/08/94          4,000 (P)             27.94
    BMT        07/14/94          7,000 (S)             28.32
    BMT        07/14/94         20,000 (S)             28.32
    SRBMT      07/14/94         33,000 (S)             28.32
    BMT        07/18/94          6,000 (S)             28.94
    SRBMT      07/18/94          7,400 (S)             28.94
    BMT        07/19/94          1,700 (S)             29.19
    SRBMT      07/19/94          2,100 (S)             29.19
    BMT        07/19/94          4,500 (S)             29.19
    SRBMT      07/19/94          5,500 (S)             29.19

    Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

    (d)  No material change

    (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Stock on July 18, 1994.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DATED:     July 19, 1994


                            /s/ W. R. Cotham
                            W. R. Cotham,
                            Attorney-in-Fact for:

                            THE BASS MANAGEMENT TRUST (1)
                            PERRY R. BASS (2)
                            NANCY L. BASS (3)
                            SID R. BASS MANAGEMENT
                              TRUST (4)
                            SID R. BASS (5)
                            LEE M. BASS (6)



(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1             Agreement pursuant to Rule
                   13d-1(f)(1)(iii), filed herewith